Contacts in Buenos Aires	Contact in New York

Investor Relations

Gonzalo Castro Olivera, Finance & IR Manager

gonzalo_olivera@tgs.com.ar

Francisco Vila, Investor Relations

francisco_vila@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relation

Rafael Rodríguez Roda

Tel: (54-11) 4865-9050 ext. 1238

Kevin Kirkeby kkirkeby@hfgcg.com Tel: (646) 284-9416

TGS Reports Results for the Full Fiscal Year and

Fourth Quarter ended December 31, 2005

FOR IMMEDIATE RELEASE: Wednesday, February 8, 2006

Buenos Aires, Argentina – Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL:TGSU2) today reported a Ps. 217.6 million net income, or Ps. 0.274 per share, (Ps. 1.369 per ADS) for the fiscal year ended December 31, 2005, which includes a non-recurring gain attributable to deferred income tax for Ps. 101.4 million. For the fiscal year ended December 31, 2004, the net income amounted to Ps. 147.9 million or Ps. 0.186 per share (Ps. 0.931 per ADS).

Net income for the fourth quarter of 2005 was Ps. 8.5 million or Ps. 0.011 per share (Ps. 0.053 per ADS) which compares to Ps. 78.7 million or Ps. 0.099 per share (Ps. 0.495 per ADS) obtained during the same quarter of the previous year. The negative variation is mainly due to an exchange loss in the 2005 quarter of Ps. 76.9 million generated by the 4% devaluation in the Argentine Peso against the US Dollar.

Year-Ended December 31, 2005 versus 2004

TGS posted in the fiscal year ended December 31, 2005 total net revenue of Ps. 1,064.7 million in comparison to Ps. 994.1 million earned in the fiscal year 2004.

Natural Gas Transportation revenue for the fiscal year ended December 31, 2005 was Ps. 460.0 million, a 5.9% increase compared to Ps. 434.3 million earned in the fiscal year 2004. This increase primarily reflects additional firm transportation services amounting to Ps. 22.7 million, including Ps. 9.0 million generated by the San Martín pipeline expansion that became operational in July and August 2005. This expansion was financed mostly by the Gas Trust created by the Argentine Government. TGS invested approximately US$ 33 million in the expansion and collects a portion of the revenues generated by these new firm transportation contracts.

Revenues for Natural Gas Transportation services are derived principally from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity. This segment is subject to regulation by Ente Nacional Regulador del Gas (“ENARGAS”). Natural Gas Transportation service represented approximately 43% and 44% of the Company’s total revenue for the years ended December 31, 2005 and 2004, respectively.

The Economic Emergency Law passed by the Argentine Congress on January 6, 2002, ended the convertibility monetary regime in Argentina that lead to the ensuing “pesification” of regulated tariffs at an exchange rate of USD 1=Ps. 1, as well as prohibited the application of variations in local and international indexes, or any other type of adjustment thereon. Since that time, the tariff renegotiation process has been delayed with no significant progress so far.

The NGL Production and Commercialization segment revenues increased to Ps. 546.3 million in the fiscal year ended December 31, 2005 from Ps. 506.3 million for the previous fiscal year, representing a 7.9% increase. This occurred mainly as a consequence of increases in international reference prices, the impact of which was a sales increase of Ps. 59.2 million. This variation was partially offset by lower volume sales (due to natural gas scarcity in the first quarter of 2004), representing a sales reduction of Ps. 19.8 million.

NGL Production and Commercialization revenues accounted for approximately 51% of total revenue for fiscal years 2005 and 2004. NGL Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca and connected to each of TGS’s main pipelines, where ethane, propane, butane and natural gasoline are recovered. This segment also includes the commercialization of NGL for the Company’s own account and on behalf of certain clients.

In the fiscal year ended December 31, 2005, Other Services revenues amounted to Ps. 58.4 million, a 9.2% increase compared to the fiscal year 2004. This increase is mainly due to higher telecommunication services sales of Ps. 4.2 million.

The Other Services segment mainly includes midstream and telecommunication activities and its share in the Company’s total revenue was approximately 6% and 5% for the years ended December 31, 2005 and 2004, respectively. Midstream activities consist of gas treatment, separation, and removal of impurities from the natural gas stream and gas compression, rendered at wellhead, typically to gas producers. In addition, TGS provides services related to pipeline and compression plant construction and related operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses for the fiscal year ended December 31, 2005 rose by Ps. 81.3 million, compared to the fiscal year 2004. This variation is mostly attributable to: (i) a Ps. 30.6 million increase in NGL production costs, due basically to increases in the price of natural gas, (ii) a Ps 15.5 million increase in taxes on exports, basically due to higher export sales and the rate increase from 5% to 20%, effective May 2004 and (iii) a Ps. 10.1 million rise in labor costs.

Net financial expense decreased from the Ps. 260.9 million reported for the fiscal year ended December 31, 2004 to Ps. 209.1 million for 2005. The positive variation of Ps. 51.8 million was principally due to the financial debt restructuring expenses incurred in 2004 for Ps. 63.5 million. In addition, the principal amortizations made in December 2004 and during 2005 for approximately US$ 206 million implied a lower interest accrual of Ps. 27.7 million in the fiscal year 2005. Both effects were partially offset by an increase in the average interest rate, which resulted in a higher interest accrual of Ps. 33.3 million in fiscal year 2005. Although the contractual interest rate effective in 2005 is almost the same as the one in 2004, the accruing rate in 2005 was higher for accounting purposes because it incorporated the future step-up interest rate structure of the current debt agreement.

Other expenses, net decreased by Ps. 27.6 million in the fiscal year ended December 31, 2005, when compared to fiscal year 2004. This variation is mainly attributable to (i) the higher provision registered in 2004 of Ps. 16.1 million, regarding a resolution from the Argentine Supreme Court on litigation filed by Gas del Estado S.E. (a company in liquidation) (“GdE”) against TGS, related to transferred assets upon the privatization of that company; and (ii) the reversal of an allowance of Ps. 5.6 million due to a favorable Court ruling in connection with a legal action filed by the Argentine Tax Authority (“AFIP”) against TGS.

For fiscal year 2005, TGS reported Ps. 12.8 million in income tax expenses, which represented a Ps. 2.2 million increase compared to fiscal year 2004, due to the combination of a higher income tax provision for Ps. 15.2 million and a higher reversal in the tax loss carry-forward allowance of Ps. 13.0 million (from Ps. 88.4 million in 2004 to Ps. Ps. 101.4 million in 2005).

Fourth Quarter 2005 Vs. Fourth Quarter 2004

Total net revenue for the fourth quarter of 2005 increased 29.9% to Ps. 328.4 million from the Ps. 252.9 million reported in the same quarter of 2004.

Natural Gas Transportation revenue for fourth quarter 2005 was Ps. 120.9 million, an 11.1% increase compared to the same quarter of 2004. This increase is primarily due to the new firm transportation contracts for a capacity of 2.9 million cubic meters per day (102.4 thousand cubic feet per day) related to the San Martín pipeline expansion, mentioned above.

The NGL Production and Commercialization segment increased revenues to Ps. 195.4 million in the fourth quarter of 2005, representing a 49.2% increase with respect to the fourth quarter of 2004. This variation is mainly due to higher export volumes and to a lesser extent, increases in international reference prices.

Other Services revenues for the fourth quarter of 2005 were Ps. 12.1 million, compared to the Ps. 13.1 million earned in the same period of 2004. This reduction is mainly due to lower midstream services sales, which were Ps. 1.7 million in the fourth quarter of 2005.

Costs of sales and administrative and selling expenses were Ps. 192.4 million for the fourth quarter of 2005, a 36.3% increase when compared to the same quarter of 2004.  This increase is basically attributable to: (i) a Ps. 18.4 million rise in NGL production costs, principally due to greater purchases of raw materials, and (ii) a Ps 12.2 million increase in taxes on exports due to the higher NGL export sales.

For the fourth quarter 2005, the Company reported a net financial expense amounting to Ps. 116.6 million compared to Ps. 14.4 million in the same 2004 quarter.  The negative variation of Ps. 102.2 million was principally due to (i) the effect of the Argentine Peso devaluation on TGS’s dollar denominated monetary position in the 2005 quarter for Ps. 88.5 million, and (ii) an accounting gain of Ps. 33.1 million registered in 2004 as a consequence of the successful closing of the debt restructuring process which took place in December of 2004.

Other expenses, net decreased from Ps. 23.0 million in the fourth quarter of 2004 to Ps. 2.5 million in the same period of 2005. This variation is principally due to a Ps. 13.0 million allowance accounted for in the fourth quarter of 2004 for a turnover tax claim made by Buenos Aires Province on NGL sales billed since 2002. In addition, in that quarter, TGS registered an accrual of Ps. 9.6 million, regarding a resolution by the Argentine Supreme Court in the litigation filed by GdE, mentioned above.

For the fourth quarter of 2005, the Company reported a Ps. 8.5 million income tax expense, resulting from the provision of Ps. 14.9 million, but partially offset by the reversal of a tax loss carry-forward allowance of Ps. 6.4 million. In the same quarter of 2004, TGS reported a positive charge of Ps. 4.3 million, explained by the partial reversal of the tax loss carry-forward for Ps. 39.5 million, partially offset by the provision of Ps. 35.2 million.

Liquidity and Capital Resources

Cash flow from operating activities for the fiscal year ended December 31, 2005 amounted to Ps. 584.7 million. These funds were applied as follows: (i) Ps. 166.1 million to investment activities, (ii) Ps. 241.5 million to financing activities and (iii) the remainder to increase TGS’s cash position. Currently, TGS relies on cash generated from operations as its primary source of financing for future activities. For detailed information on the Company’s cash flow refer to Exhibit IV.

Please see the attached table for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 71.4 MMm³/d or 2.5 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and one subsidiary, 40% by a trust and 10% by a subsidiary of Enron Corp.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

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Exhibit I

Transportadora de Gas del Sur S.A.

Financial and Operating Data for the fourth quarters and years ended December 31, 2005 and 2004

(In million of constant Argentine pesos as of February 28, 2003 (1), except for per share and per ADS information in pesos or where otherwise indicated)

Consolidated Statements of Income	4th. Quarter		Year	
	2005	**2004**	**2005**	**2004**
Net Revenues	**328.4**	**252.9**	**1064.7**	**994.1**
Gas transportation	120.9	108.8	460.0	434.3
NGL production and commercialization	195.4	131.0	546.3	506.3
Other services	12.1	13.1	58.4	53.5
Operating Costs	**(155.4)**	**(120.3)**	**(527.1)**	**(466.4)**
Operation and maintenance	(105.6)	(73.1)	(332.4)	(279.1)
Depreciation and amortization expenses	(49.8)	(47.2)	(194.7)	(187.3)
Gross Operating Profit	**173.0**	**132.6**	**537.6**	**527.7**
Administrative and Selling Expenses	(37.0)	(20.9)	(94.6)	(74.0)
Operating Income	**136.0**	**111.7**	**443.0**	**453.7**
Other Expense, net	(2.5)	(23.0)	(6.1)	(33.7)
Equity in Earnings / (Losses) of non consolidated subsidiaries	0.1	0.1	2.6	(0.6)
Net Financial Expense	(116.6)	(14.4)	(209.1)	(260.9)
Net Income before Income Tax	**17.0**	**74.4**	**230.4**	**158.5**
Income Tax	(8.5)	4.3	(12.8)	(10.6)
Net Income	**8.5**	**78.7**	**217.6**	**147.9**
Earnings per share	0.011	0.099	0.274	0.186
Earnings per ADS	0.053	0.495	1.369	0.931

Operating Data

Transmission Volumes (million of cf/d)				
Average firm contracted capacity	2,521.5	2,270.7	2,412.0	2,246.0
Average deliveries	2,133.0	2,055.3	2,281.3	2,171.8
Processing sales (thousand of short tons)				
Ethane	103.0	86.9	376.7	381.1
Propane and Butane	144.0	147.8	498.6	591.9
Natural Gasoline	35.3	28.4	108.2	116.0

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Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the fiscal year ended

December 31, 2005 and 2004

(In millions of constant Argentine Pesos as of February 28, 2003 (1))

Fiscal year ended December 31, 2005	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	460.0	546.3	58.4	-	1,064.7
Operating income (loss)	202.8	258.5	16.0	(34.3)	443.0
Depreciation of PP&E	141.2	29.2	13.7	2.9	187.0
Additions to PP&E	140.4	23.0	4.0	4.1	171.5
Identifiable assets	3,882.9	473.8	183.5	657.0	5,197.2
Identifiable liabilities	68.1	61.1	8.1	2,635.8	2,773.1

Fiscal year ended December 31, 2004
Net revenues	434.3	506.3	53.5	-	994.1
Operating income (loss)	199.4	276.0	10.8	(32.5)	453.7
Depreciation of PP&E	135.3	27.5	13.8	4.6	181.2
Additions to PP&E	86.6	12.6	2.6	7.6	109.4

Identifiable assets	4,004.4	452.3	194.9	493.9	5,145.5
Identifiable liabilities	68.6	43.5	4.8	2,822.0	2,938.9

Breakdown of Net Financial Expense for the fiscal years ended

December 31, 2005 and 2004

(In millions of constant Argentine Pesos as of February 28, 2003 (1))

	Fiscal Year Ended December 31, 2005	Fiscal Year Ended December 31, 2004
Generated by Assets
Interest	15.4	8.7
Foreign exchange gain	15.8	32.0
Others	(0.3)	(5.5)
Total	30.9	35.2
Generated by Liabilities
Interest expense	(185.5)	(251.3)
Foreign exchange loss	(40.2)	(58.0)
Intangible assets amortization	-	(6.0)
Intangible assets decreases	-	(63.5)
Interest expense reversion	-	96.6
Others	(14.3)	(13.9)
Total	(240.0)	(296.1)

(1) As a consequence of a CNV resolution inflation accounting was suspended effective February 28, 2003.

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Exhibit III

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Exhibit IV

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